SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

         Series E 4.90% Senior Notes due December 15, 2013 (the "Series E
         Notes")

         Series F 5.50% Senior Notes due December 15, 2028 (the "Series F Notes" and, together with the Series E Notes, the "Notes")

Item 2.  Issue, renewal or guaranty.

         Issue

Item 3.  Principal amount of each security.

         Series E Notes:   $25,000,000
         Series F Notes:   $35,000,000

Item 4.  Rate of interest per annum of each security.

         Series E Notes:   4.90%
         Series F Notes:   5.50%

Item 5. Date of issue, renewal or guaranty of each security.

         The Notes:        December 17, 2003

Item 6. If renewal of security, give date of original issue.

        Not Applicable



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Item 7.  Date of maturity of each security.

         Series E Notes:   December 15, 2013
         Series F Notes:   December 15, 2028

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         The Company issued and sold the Series E Notes to Banc One Capital Markets, Inc., as the Underwriter, pursuant to an Underwriting Agreement dated December 10, 2003.

         The Company issued and sold the Series F Notes to Edward D. Jones & Co., L.P. and SunTrust Capital Markets, Inc., as the Underwriters, pursuant to an Underwriting Agreement dated December 11, 2003.

Item 9. Collateral given with each security, if any.

        None.

Item 10. Consideration received for each security.

         Series E Notes:   $24,790,750 (99.163% of the principal amount)
         Series F Notes:   $33,897,500 (96.85% of the principal amount)

Item 11. Application of proceeds of each security.

         A portion of the proceeds from the sale of the Series E Notes will be applied by the Company to redeem in January 2004 $5,000,000 outstanding liquidation amount of Savannah Electric Capital Trust I 6.85% Trust Preferred Securities. The balance of the proceeds will be used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $10,000,000 as of December 10, 2003, and for other general corporate purposes.

         The proceeds from the sale of the Series F Notes will be applied by the Company, along with other monies of the Company, to redeem in January 2004 $40,000,000 outstanding liquidation amount of Savannah Electric Capital Trust I 6.85% Trust Preferred Securities.



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Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a. the provisions contained in the first sentence of Section
            6(b)___

         b. the provisions contained in the fourth sentence of Section
            6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52


Date:  December 19, 2003                    SAVANNAH ELECTRIC AND POWER COMPANY



                                             By: /s/Wayne Boston
                                                   Wayne Boston
                                               Assistant Secretary